BY EDGAR AND FACSIMILE

Mr. Andrew Mew
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3377

October 15, 2010

Brazilian Distribution Company
Form 20-F for the year ended December 31, 2009
Commission File No. 001-14626

Dear Mr. Mew:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, the “Company”) has received the Staff’s comment letter dated September 2, 2010 concerning the above-referenced filing on Form 20-F (the “20-F”).  The Company advises you as follows regarding your comments.

The Company acknowledges that:

•                     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

Financial Statements and Notes

Note 4. Significant accounting policies, page F-16

d) Inventories, page F-25

SEC Comment No. 1

We note the cost of inventories includes warehouse costs.  Please explain how your inclusion of storage costs in the carrying amount of inventories is consistent with IAS 2.  Please refer to paragraphs 11 and 16(b) of IAS 2.

Response to Comment No. 1

As of December 31, 2009, the Company had over 1,100 stores in 19 states of Brazil, supported by 28 distribution centers in 11 states. Over 85% of the Company’s goods are delivered by its suppliers directly at its distributions centers. The Company then distributes the goods to its stores as needed. Only perishable or local products are delivered directly to stores.

Given the large size of Brazil and the fact that Brazilian transportation infrastructure is insufficient to meet the country’s demand, especially in smaller, remote cities of Brazil, the Company’s strategy relies very significantly on the distribution centers.

 We respectfully clarify that instead of storage costs, the costs that we capitalize actually represent costs related to our distribution centers, such as depreciation, personnel, etc.    These costs qualify as inventory costs under IAS 2 because they are necessary  to put the inventory in conditions required for transfer to the stores for sale, which we believe is what is contemplated in paragraph 15 of International Accounting Standard (“IAS”) No. 2.

Note 12. Property and equipment, net, page F-56

SEC Comment No. 2

Please revise your reconciliation to include increases or decreases during the period that result from impairment losses recognized or reversed.  We note from the cash flow statements on page F-10 that you reported a loss of R 82,730 on disposal of property, plant and equipment and a fixed asset write off of R 7,818 for 2009, However, your reconciliation only reflects fixed asset disposal of R 25,996 for the same period.  Please refer to paragraph 73(e) of IAS 16.

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

Response to Comment No. 2

The Company noticed that an amount was incorrectly classified in this line.  The amount of R$82,730 presented on page F-10, less the amount of R$7,878 that is recorded in the cash flow statements as “Provision for property and equipment write-off and losses” (which we believe is the amount referred by you as “R$7,818”), equals R$74,912, and is composed of: (i) R$25,993 (as presented on page F-56), plus (ii) R$58,542 which was wrongly presented in this line, as explained below; minus (iii) R$4,330, which is the amount that represents the sales of fixed assets in the year; minus (iv) R$5,293, which is an amount relating to other items.

The amount of R$58,542 referred in item (ii) above corresponds precisely to the appropriate adjustment to the lines of “Loss on disposal of property, plant and equipment” and “Other taxes”, in the cash flow statements, as shown on the table below:

	Original	Adjustment	Revised

Loss on disposal of property, plant and equipment	82,730	(58,542)	24,188
Other taxes	21,638	58,542	80,180
Net cash flow provided by operating activities	1,842,843	-	1,842,843

The reason for the apparent inconsistency in these line items in the cash flow statements is the fact that, under Brazilian GAAP, the amount corresponding to the difference was part of a corporate restructuring where goodwill was considered as a tax benefit, thereby reducing taxes payable. Under IFRS, this amount is part of the goodwill generated in the acquisition of the non-controlling interest of ASSAI (note 15 c) and will remain under intangibles; therefore, a deferred income tax liability will be recorded as the benefit is utilized in the future.

While the aforementioned amount of R$7,878 should have been included in a separate column in the fixed assets reconciliation, as per paragraph 73 (e) of IAS 16, we believe that the fact we did not do so is not material. The Company respectfully notes that it does not believe a restatement of the cash flow statement is necessary, since the difference is between lines of the operating activities, which does not affect the total of R$1,842,843. The Company will of course revise future filings.

SEC Comment No. 3

Please explain to us how you derived a loss on disposal of property and equipment of R 82,730 for 2009 as reflected on your consolidated statements of cash flow given the disposal amount of R 25,993 was reflected in your reconciliation.

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

Response to Comment No. 3

Please refer to our response to Comment No. 2.  As explained there, the amount of R$82,730 presented on page F-10, less the amount of R$7,878 (referred by you as R$7,818) that was recorded in the cash flow statement as “Provision for property and equipment write-off and losses,” equals R$74,912, and is composed of: (i) R$25,993 (as presented on page F-56), which is the amount written off of the fixed assets; (ii) R$4,330, which is the amount that represents the sales of fixed assets in the year; (iii) R$58,542, which is an amount that was wrongly presented in this line, as aforementioned; and (iv) R$5,293, which is an amount relating to other items.

SEC Comment No. 4

Please add a footnote to your reconciliation explaining the nature and related amount of the transfers reflected in the table.  Explain to us why the total of the transfer amount column does not net to zero for 2009.

Response to Comment No. 4

This amount is related to software presented in the fixed assets roll forward on page F-56, as part of the net amount of R$52,657. Such amount was transferred to intangibles, represented by the amount of R$55,962, as shown in note 13, on page F-58. The difference of R$3,305 relates to other reconciling items.

Although there was a misclassification between “Property and equipment” and “Intangibles”, the resulting difference is within the same group in the balance sheet and in the cash flow statement.  The Company will revise future filings to correct this misclassification.

Note 18. Provision for contingencies, page F-89

SEC Comment No. 5

We note the line item of monetary restatement in your roll-forward table regarding various provisions for contingencies.  In this regard, please tell us and disclose in more detail the nature of this adjustment.

Response to Comment No. 5

Tax proceedings and fiscal debts are subject to monthly monetary restatement, which is an adjustment of the amount of the provisions for contingencies in accordance with index rates used by each tax jurisdiction. The monetary restatement is legally required for all tax amounts, including provisions for contingencies, which is why the Company included the respective amounts in the provision for contingencies estimates, in accordance with IAS 37.

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

Note 24. Shareholders’ equity, page F-106

d) Capital reserve- Special goodwill reserve, page F-109

SEC Comment No. 6

We note your disclosure that the reserve was related to the tax benefit attributed to your non-controlling shareholders in connection with the corporate restructuring process in 2006 and that the benefit will be converted in shares and redeemed by the shareholders’ according to the cash benefit.  In this regard, explain to us why the obligation was recorded within equity rather than liabilities.  We may have further comment.

Response to Comment No. 6

The Company and its independent auditors, Ernst & Young Terco Auditores Independentes, are still studying the matter raised by the Staff in this Comment No. 6 and are diligently working to address your question. We hope to have a definitive position as soon as possible.

h) Employees’ profit sharing plan. F-111

SEC Comment No. 7

Please tell us and revise your disclosure to briefly describe the employees’ profit sharing plan and the Board of Directors’ discretion in approving distributions.

Response to Comment No. 7

The employees’ profit-sharing plan applies to two different groups of employees: (i) non-managerial employees (mainly administrative assistants and non-managerial store personnel) and (ii) managerial employees.

Non-managerial employees receive a fixed profit-sharing amount according to the terms and conditions set forth in the collective bargaining agreements entered into among the companies of the Brazilian retail industry and labor unions.  The relevant amount is generally fixed for each employee in each year, varying by position, location and duration of employment at CBD.

Managerial employees receive a variable profit sharing compensation, based on the achievement of goals such as  attainment of EBITDA targets and individual and team performance  goals.

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

The Board of Directors decides on the criteria and the amounts for the yearly distributions. The Company will include this disclosure in future filings.

Note 31. First-time adoption of IFRS, page F-126

SEC Comment No. 8

We note your disclosure regarding several of the adjustments to the reconciliation states the adjustment is due to your accounting for the item under IFRS.  Please tell us in more detail the basis for adjustments (b), (c), (f), (h), (i), and (j) and expand your disclosure to provide sufficient detail to enable a reader to better understand the reason for the difference in BRGAAP and IFRS for the specific adjustment reflected in your reconciliation.  Please refer to paragraph 25 and IG63 of IFRS 1.

Response to Comment No. 8

Item (b) – Assai business combination – F-132

Under Brazilian GAAP, the Assai transaction was accounted for at carryover cost, by comparing the acquisition price less the historical carrying amounts of the net assets. The non-controlling interest (formerly termed minority interest) was measured at the proportionate share of the acquired entity’s identifiable net assets. The put option on the non-controlling interest was not recorded under Brazilian GAAP.

Under IFRS, the Assai transaction was accounted for using the acquisition method under IFRS 3. The put option on the non-controlling interest was  recorded as  a liability as of January 1 and December 31, 2008, for a put option over the remaining 40%, finally acquired during 2009.

Item (c) – Rossi business combination – F-133

Under Brazilian GAAP this transaction was accounted for as an operational leasing of assets of 5 stores from Rossi Supermercados (“ROSSI”).

Under IFRS, the transaction was considered as an acquisition of a business under IFRS 3, and accounted for under the acquisition method.

Item (f) – Miravalles IFRS equity pick up – F-134

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

The Company holds a 50% voting interest in Miravalles. The difference in the equity pickup is related to the allowance for loan losses recorded in Brazilian GAAP, in accordance with applicable Central Bank of Brazil regulations, and, under IFRS, in accordance with IAS 39 – “Financial Instruments: Recognition and Measurement.”

Item (h) – Goodwill reversal 2008 – F-135

The difference is related to the fact that goodwill is not amortized under IFRS, while it was amortized under Brazilian GAAP until December 31, 2008.

Item (i) – Sendas’ minority shareholders elimination – F-135

Under Brazilian GAAP, Sendas has a minority interest, while under IFRS, as explained in Note 15 (d) , there is no minority interest.

Item (j) – Stock options – F-135

The adjustment relates to minor differences in the calculation of forfeitures.

SEC Comment No. 9

Refer to the consolidated balance sheets and income statements BR GAAP to IFRS reconciliations as of January 1 and December 31, 2008 and for the year then ended.  We note several IFRS adjustments in your reconciliations without references to the footnotes within pages F-132 to F-136.  Please provide us the references to the footnotes for each major reconciling adjustment.  If an individual adjustment was a net amount made up of several amounts within the footnotes, please provide us the gross amounts from the footnotes and show us your calculations in the response.

Response to Comment No. 9

Please find below cross references for information disclosed in the financial statements regarding balance sheets as of January 1, 2008 and December 31, 2008, and income statement for the year ended December 31, 2008.

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

31.2.4    Consolidated balance sheet – BR GAAP to IFRS reconciliation – January 1, 2008

	(*)	BRGAAP	IFRS Adjustm.	IFRS

Assets
Current Assets
Cash and cash equivalents		1,064,132	(5,077)	1,059,055
Accounts receivable , net		1,362,473	-	1,362,473
Inventories		1,534,242	-	1,534,242
Recoverable taxes		379,935	-	379,935
Accounts receivable from vendors		453,889	-	453,889
Deferred tax assets	(**)	88,128	(88,128)	-
Other		119,345	(4,023)	115,322
Total current assets		5,002,144	(97,228)	4,904,916

Noncurrent assets
Accounts receivable		371,221	-	371,221
Recoverable taxes		141,791	-	141,791
Deferred tax assets	(**)	1,047,426	103,906	1,151,332
Related parties	(i)	258,232	(200,000)	58,232
Restricted deposits for legal proceedings		205,000	-	205,000
Other	(c)	47,466	(32,608)	14,858
Investments	(f)	110,987	(17,777)	93,210
Property and equipment, net	(c) (d) (g)	4,817,186	11,531	4,828,717
Intangible assets	(i) (c) (b)	748,803	388,477	1,137,280
Total noncurrent assets		7,748,112	253,529	8,001,641

Total assets		12,750,256	156,301	12,906,557

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

31.2.4    Consolidated balance sheet – BR GAAP to IFRS reconciliation – January 1, 2008 (Continued)

	(*)	BR GAAP	IFRS Adjustm.
				IFRS

Current liabilities
Trade payable		2,339,262	-	2,339,262
Loans and financing		1,440,570	(1,504)	1,439,066
Debentures		29,765	-	29,765
Payable related to private equity	(k)	-	165,440	165,440
Payroll and related charges		173,053	-	173,053
Taxes and social contributions payable		102,418	-	102,418
Related parties		13,106	-	13,106
Dividens payable		50,084	-	50,084
Financing due to purchase of real estate		15,978	-	15,978
Rentals payable		44,159	-	44,159
Deferred income	(e)	-	44,474	44,474
Payable related to acquisition of noncontroling interest	(b)	-	144,719	144,719
Other	(e)	162,031	(15,214)	146,817
Total current liabilities		4,370,426	337,915	4,708,341

Noncurrent liabilities
Loans and financing	(a) (c)	970,815	(10,734)	960,081
Debentures		777,024	-	777,024
Tax payable in installments		250,837	-	250,837
Provision for contingencies		1,216,189	-	1,216,189
Other	(e)	77,612	17,807	95,419
Total noncurrent liabilities		3,292,477	7,073	3,299,550

Equity
Capital		4,149,858	-	4,149,858
Reserves		799,819	(51,011)	748,808
Total shareholders’ equity		4,949,677	(51,011)	4,898,666

Non-controlling interest		137,676	(137,676)	-
Total equity		5,087,353	(188,687)	4,898,666

Total equity and liabilities		12,750,256	156,301	12,906,557

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

31.2.5    Consolidated balance sheet – BR GAAP to IFRS reconciliation – December 31, 2008

	(*)	BRGAAP	IFRS Adjustm.	IFRS

Assets
Current Assets
Cash and cash equivalents		1,625,612	(2,096)	1,623,516
Accounts receivable , net		1,519,966	-	1,519,966
Inventories		1,570,863	-	1,570,863
Recoverable taxes		322,368	-	322,368
Accounts receivable from vendors		356,962	-	356,962
Deferred tax assets	(**)	94,358	(94,358)	-
Other		162,347	(7,004)	155,343
Total current assets		5,652,476	(103,458)	5,549,018

Noncurrent assets
Accounts receivable		374,618	-	374,618
Recoverable taxes		283,861	-	283,861
Deferred tax assets	(**)	1,035,716	9,585	1,045,301
Related parties	(i)	276,472	(200,000)	76,472
Restricted deposits for legal proceedings		250,595	-	250,595
Other		39,355	(23,508)	15,847
Investments	(f)	113,909	(21,185)	92,724
Property and equipment, net		4,859,481	7,561	4,867,042
Intangible assets	(i) (c) (b) (k) (h)	659,710	503,413	1,163,123
Total noncurrent assets		7,893,717	275,866	8,169,583

Total assets		13,546,193	172,408	13,718,601

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

31.2.5    Consolidated balance sheet – BR GAAP to IFRS reconciliation – December 31, 2008 (Continued)

	(*)	BR GAAP	IFRS Adjustm.
				IFRS

Current liabilities
Trade payable		2,409,501	-	2,409,501
Loans and financing		300,580	(2,881)	297,699
Debentures		36,861	-	36,861
Payroll and related charges		224,103	-	224,103
Taxes and social contributions payable		110,234	-	110,234
Related parties		12,433	-	12,433
Dividens payable		67,994	-	67,994
Financing due to purchase of real estate		45,747	-	45,747
Rentals payable		42,130	-	42,130
Deferred income	(e)	-	67,906	67,906
Payable related to acquisition of noncontroling interest	(b)	-	157,192	157,192
Other		168,412	(11,423)	156,989
Total current liabilities		3,417,995	210,794	3,628,789

Noncurrent liabilities
Loans and financing	(a) (c )	2,300,235	14,521	2,314,756
Debentures		777,868	-	777,868
Tax payable in installments		200,827	-	200,827
Provision for contingencies		1,244,125	-	1,244,125
Deferred tax liability		-	4,863	4,863
Other		93,152	-	93,152
Total noncurrent liabilities		4,616,207	19,384	4,635,591

Equity
Capital		4,450,725	-	4,450,725
Reserves		956,991	46,505	1,003,496
Total shareholders’ equity		5,407,716	46,505	5,454,221

Minority interest		104,275	(104,275)	-
Total equity		5,511,991	(57,770)	5,454,221

Total equity and liabilities		13,546,193	172,408	13,718,601

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

31.2.6    Consolidated income statement – BR GAAP to IFRS reconciliation – December 31, 2008

	(*)	BR GAAP	IFRS Adjustm.
				IFRS

Gross sales		20,856,769	(1,095)	20,855,674
Taxes on sales		(2,823,659)	-	(2,823,659)
Net of sales		18,033,110	(1,095)	18,032,015
Cost of sales		(13,279,497)	-	(13,279,497)

Gross profit		4,753,613	(1,095)	4,752,518

Operating (expenses) income
Selling		(2,857,116)	(196)	(2,857,312)
General and administrative	(j)	(574,023)	(16,597)	(590,620)
Depreciation and amortization	(i) (h)	(604,743)	162,029	(442,714)
Other operating income (expenses), net	(e)	(10,914)	(8,147)	(19,061)
Operating profit		706,817	135,994	842,811
Net financial expenses		(316,788)	(14,778)	(331,566)
Equity pickup results		2,922	(3,408)	(486)
Income before income and social contribution taxes and employees' profit sharing and minority interest		392,951	117,808	510,759

Income and social contribution taxes		(111,006)	(36,234)	(147,240)

Income (loss) before employees' profit sharing and minority interest		281,945	81,574	363,519

Employees’ profit sharing		(22,173)	-	(22,173)
Net income		259,772	81,574	341,346

Attributable to equity hoders the parent		260,427	80,919	341,346
Attributable to nocontrolling interest		(655)	655	-
Net income		259,772	81,574	341,346

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil

Mr. Andrew Mew Division of Corporation Finance – Securities and Exchange Commission September [ ], 2010

(*)Refer to explanations of reconciling items on pages F-132 to F-136, footnote 31.2.3  of the 20-F form.

(**) Deferred income taxes adjustments related primarily to the reclassification to non-current assets under IFRS as well as the net effect of temporary differences arising from IFRS adjustments.

SEC Comment No. 10

Please delete the title of the officer from the first sentence of each certification.  The certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K.  Refer also to Form 20-F Instructions as to Exhibits.

Response to Comment No. 10

The Company will comply with the comment by filing an amendment to Form 20-F to correct the format of the certifications.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Vitor Fagá de Almeida of the Company at (011-55-11) 3886-0421.

Very truly yours,

/s/ José Antônio de Almeida Filippo

José Antônio de Almeida Filippo
Chief Financial Officer

/s/ Vitor Fagá de Almeida

Vitor Fagá de Almeida

Investor Relations Officer

cc:  Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil